EXHIBIT 99.133

RECEIPT

HIGH TIDE INC.

This is the receipt of the Alberta Securities Commission for the Short Form Prospectus of the above Issuer dated February 16, 2021 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Saskatchewan, Manitoba, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, Yukon, Northwest Territories and Nunavut. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 17, 2021

"Anthony Potter"
Anthony Potter
Manager, Corporate Disclosure & Financial Analysis

SEDAR Project #03168350

SUITE 600, 250 - 5TH STREET S.W., CALGARY, ALBERTA, CANADA T2P 0R4 TEL: 403.297.6454 FAX: 403.297.6156
www.albertasecurities.com